UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

2012 RESULTS - BR GAAP

EARNINGS RELEASE – BR GAAP

Santander

Santander
Banco Santander (Brasil) S.A.

SANB11
NÍVEL 2
BM&FBOVESPA

BSBR
LISTED
NYSE

CONTENTS

MANAGERIAL ANALYSIS OF RESULTS – BR GAAP

KEY CONSOLIDATED DATA	03

MACROECONOMIC ENVIRONMENT	04

sTRATEGY	05

recent AND SUBSEQUENT EVENTS	06

EXECUTIVE SUMMARY	07

SANTANDER BRASIL RESULTS
MANAGERIAL INCOME STATEMENT	08
BALANCE SHEET	12
CARDS	20

Ratings	21

Risk Management	22

Sustainable Development and corporate governance	24

ADDITIONAL information - balance sheet and MANAGERIAL financial Statements	25

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION	28

CONSIDERATIONS

At the beginning of 2012, Banco Santander began to base its communications with the market on generally accepted accounting practices in Brazil (BRGAAP) in order to meet demand from the investment community.

KEY CONSOLIDATED DATA

The following data on results and performance indicators are managerial, whose accounting results reconciliation is available on page 28.

MANAGERIAL¹ ANALYSIS - BR GAAP	2012	2011	Var.	4Q12	3Q12	Var.
			2012x2011			4Q12x3Q12
RESULTS (R$ million)
Net interest income	32,380	28,078	15.3%	7,813	8,111	-3.7%
Fee and commission income	10,025	8,950	12.0%	2,639	2,542	3.8%
Allowance for loan losses	(13,223)	(9,458)	39.8%	(3,096)	(3,228)	-4.1%
General Expenses²	(15,821)	(14,430)	9.6%	(4,127)	(4,007)	3.0%
Managerial net profit³	6,329	6,661	-5.0%	1,598	1,501	6.5%
Accounting net profit	2,692	3,557	-24.3%	689	591	16.4%
BALANCE SHEET (R$ million)
Total assets	447,353	423,726	5.6%	447,353	442,788	1.0%
Securities	76,832	74,616	3.0%	76,832	63,563	20.9%
Loan portfolio	211,959	197,062	7.6%	211,959	207,334	2.2%
Individuals	71,287	65,620	8.6%	71,287	69,388	2.7%
Consumer finance	36,806	35,593	3.4%	36,806	36,340	1.3%
Small and Medium Enterprises	36,487	31,868	14.5%	36,487	34,824	4.8%
Corporate	67,379	63,981	5.3%	67,379	66,782	0.9%
Expanded Credit Portfolio[4]	227,392	210,522	8.0%	227,392	220,686	3.0%
Funding from Clients[5]	199,193	179,831	10.8%	199,193	192,511	3.5%
Equity[6]	52,932	49,004	8.0%	52,932	51,944	1.9%
PERFORMANCE INDICATORS (%)
Return on average equity excluding goodwill[6] - annualized	12.4%	14.3%	-2.0 p.p.	12.2%	11.7%	0.5 p.p.
Return on average asset excluding goodwill[6] - annualized	1.5%	1.7%	-0.2 p.p.	1.5%	1.4$%	0.1 p.p.
Efficiency Ratio[7]	44.3%	46.8%	-2.5 p.p.	46.8%	45.0%	1.7 p.p.
Recurrence Ratio[8]	63.4%	62.0%	1.3 p.p.	64.0%	63.4%	0.5 p.p.
BIS ratio[9]	20.8%	24.8%	-4.0 p.p.	20.8%	22.1%	-1.2 p.p.
PORTFOLIO QUALITY INDICATORS (%)
Delinquency (over 90 days)	5.5%	4.5%	1.0 p.p.	5.5%	5.1%	0.3 p.p.
Delinquency (over 60 days)	6.6%	5.5%	1.1 p.p.	6.6%	6.3%	0.3 p.p.
Coverage ratio (over 90 days)	125.6%	136.8%	-11.2 p.p.	125.6%	136.4%	-10.9 p.p.
OTHER DATA
Assets under management - AUM (R$ million)[10]	134,935	128,397	5.1%	134,935	134,064	0.6%
Numbers of credit and debit cards (thousand)	48,362	41,699	16.0%	48,362	47,288	2.3%
Branches	2,407	2,355	52	2,407	2,384	23
PABs (mini branches)	1,381	1,420	(39)	1,381	1,398	(17)
ATMs	17,793	18,419	(626)	17,793	17,839	(46)
Total Customers (thousand)	27,315	25,299	2,017	27,315	26,854	461
Total Current Account [11] (thousand)	20,789	19,322	1,467	20,789	20,463	325
Employees	53,992	54,564	(572)	53,992	55,120	(1,128)

1. Excludes 100% of the goodwill amortization expense and the tax hedge effect, and considers the reclassification of credit recovery, as mentioned on page 28.
2. Administrative Expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real and personnel expenses includes profit sharing.
3. Managerial net profit corresponds to the accounting net profit + 100% of reversal of goodwill amortization expense ocurred in the period. The expense of goodwill amortization in 4Q12 was R$ 909 million, in 4Q11 was R$ 776 million and in 3Q12 was R$ 909 million.
4. Includes other Credit Risk Transactions with clients ("Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes and Acquiring activities related assets).
5. Includes savings, demand deposits, time deposits, debenture, LCA, LCI and Treasury Notes (Letras Financeiras - LFT).
6. Excludes 100% of the goodwill from the acquisition of Banco Real, that in 4Q12 was R$ 12,937 million, 4Q11 R$ 16,574 million and 3Q12 R$ 13,847 million.
7. Efficiency Ratio: General Expenses / (Net Interest Income + Fee and Commission Income + Tax Expenses + Other Operating Income/Expense)
8. Recurrence: Fee and Commission Income / General expenses.
9. BIS Ratio as of Brazilian Central Bank. Excluding 100% of the goodwill: 17.7% on Dec/12, 20.2% on Dec/11, 18.6% on Sep/12.
10.According to Anbima (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais) criterion.
11.Total current account according to the Brazilian Central Bank.

 MACROECONOMIC ENVIRONMENT

Economic activity showed a slight recovery during the fourth quarter. Overall GDP growth in 3Q12 (last data available) increased to 0.9% in comparison to the third quarter of 2011, from 0.5% in the second quarter of 2012. Investments showed a 5.6% year-over-year contraction in the period, whereas household consumption expanded a modest but solid 3.4% in the same basis of comparison. Once again, the industrial sector showed the worst performance, with a 1.0% decline in its production from the levels seen one year ago. This dynamic reflects the continued strength of income and employment domestically, contrasting with the weaker global environment.

Consumer prices, as measured by the IPCA, reached 5.84% in 2012, above the level observed in September (5.28%). Service prices continue to exert pressure on inflation, driven by increasing labor costs. Meanwhile, the prices of durable goods contributed to mitigate inflationary pressures, favored by the disinflationary impact of the tax breaks currently in place for cars and other goods.

In this context of weaker economic activity and inflation within the target, the Central Bank finished with its policy of easing monetary conditions (-500 bps), bringing the target overnight rate (Selic) to 7.25% p.a., the lowest level of the historical series. In compass with that, bank lending rates have continued to decline, with the average lending rate to individuals reaching 34.6% p.a. in December, also a historical low.

Outstanding credit advanced 16.2% from previous year levels, reaching R$ 2.3 trillion, which corresponds to 53.5% of GDP, the highest level ever. Growth in housing financing remains as the highlight, posting a 38.2% year-over-year growth in the same period.

Weaker global conditions have been weighing on Brazilian exports, which have contracted by 5.3% in 2012 versus the same period of the previous year. Imports also declined mildly by 1.4% in the same period, reflecting a weaker currency and slower domestic demand. As a result, the trade surplus in 2012 declined from US$ 29.8 billion to US$ 19.5 billion. Nevertheless, the current account deficit remained relatively stable around US$ 50 billion in the 12 months through December, with the contraction of remittance of profits and dividends offsetting the poorer trade results. On the financing side, foreign direct investment flows (US$ 65.3 billion) continue to largely exceed the current account deficit. The exchange rate closed the fourth quarter at R$ 2.04/US$.

On the fiscal side, the various tax breaks announced by the government to stimulate the economy, in conjunction with the lower economic activity, led to weaker tax collection and consequently a narrowing primary surplus in the public sector, which reached 2.25% of GDP in the 12 months through November. Nevertheless, declining interest rates have kept the public sector borrowing requirements relatively unchanged at 2.7% of GDP over the same period. The net public sector debt reached 35.2% of GDP by end-November.

ECONOMIC AND FINANCIAL INDICATORS	4Q12	3Q12	4Q11
Country risk (EMBI)	149	171	220
Exchange rate (R$/ US$ end of period)	2.044	2.031	1.876
IPCA (in 12 months)	5.84%	5.28%	6.50%
Target Selic (Annual Rate)	7.25%	7.50%	11.00%
CDI¹	1.69%	1.92%	2.67%
Ibovespa Index (closing)	60,952%	59,176	56,754
1. Quarterly effective rate.

STRATEGY

Santander’s strategy is based on the following objectives:

• To be the best bank in terms of service quality, sustained by the operational efficiency of the technological platform;

• A focus on improving customer services through quality services and infrastructure;

•To intensify the relationship with customers in order to become the bank of choice of our customers;

•To increase the commercial punch in key segments/products, such as SMEs, card issuers, the acquiring business, mortgages, vehicle financing and insurance;

 • To take advantage of products and service cross selling opportunities;

• To continue building and strengthening the Santander brand in Brazil until it becomes one of the TOP 3 financial brands;

• To maintain prudent risk management.

In Brazil, the Bank’s business model, which is distinguished for sharing the best global practices of the Santander Group, is based on five main pillars: 1) Customer oriented; 2) Global franchise; 3) Cost efficiency; 4) Prudent risk management; and 5) Solid balance sheet.

With a BIS Ratio of 20.8%, Santander Brasil is the most capitalized bank among the largest retail banks, with comfortable liquidity and coverage levels, and funding and capital independence from controlling shareholder. Thanks to these and other factors, Banco Santander was considered the 11th most solid bank in the world and the 1st in Brazil by Bloomberg Markets Magazine.

As part of the strategy of becoming the best and most efficient universal bank in Brazil, several improvements were made, including:

•         Improvement of credit analysis processes, generating more agility and autonomy in the branch network;

•         Simplifying documentation processes, thereby speeding up the response to mortgage loans applications;

•         Expansion of access channels to Santander Mobile.

All these initiatives are aligned with the Bank’s mission: “To be our customers’ choice for being the simple and safe, efficient and profitable bank, that constantly seeks to improve the quality of every service, with a team that enjoys working together to conquer everyone’s recognition and trust.” Some results are already positive – one example being that Banco Santander Brasil has significantly improved its position in the Brazilian Central Bank’s complaints rankings from second place in December 2011 to fifth in December 2012.

Another fact worth mentioning is the recognition of Santander Brasil’s role in sustainability. Its strategy, based on three basic pillars: Social and Financial Inclusion, Education and Management, and Social and Environmental Businesses, gained market recognition in September, when it was elected the greenest company in the "Financial Institution" category  and was among the 20 companies with the best environmental practices in the "Prêmio Época Empresa Verde” (Época Green Company Awards), sponsored by Editora Globo. Additionally in October Banco Santander Brasil was elected as the greenest company in the world by Newsweek Magazine in the fourth edition (2012) of its “Green Rankings: Global Companies” awards.

Extension of DEADLINE FOR ACHIEVING A MINIMUM FREE FLOAT OF 25%.

On October 9, 2012, Banco Santander informed the market, that the Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A.) had granted its request, and that of its controlling shareholders, to extend the time needed to achieve a minimum free float of 25% to October 7, 2013, extendable for a further year under certain conditions. As reported by the controlling shareholder, the Bank intends to achieve the difference between the current percentage of outstanding shares and the required minimum through the sale or delivery of shares issued through private trades with certain qualified investors in the Brazilian market or abroad (including in the form of American Depositary Receipts – ADRs) and / or through the issuance of new shares. The free float in the end of 2012 was 24.8%.

SEPARATION OF EQUITY INVESTMENTS OF A TEMPORARY NATURE FROM INTERESTS IN COMPANIES THAT PROVIDE COMPLEMENTARY SERVICES TO THOSE PROVIDED BY FINANCIAL INSTITUTIONS

In order to separate temporary investments in companies (private equity) from investments in companies that provide services that complement financial services, the following measures were implemented: (a) separation of the investments in Webmotors S.A. and Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (“Corretora de Seguros”) from the shareholders’ equity of Santander Participações S.A. on December 31, 2012, through a partial spin-off; (b) on the same date, there was a capital increase in Corretora de Seguros in the amount of R$371.0 million through Santusa Holding S.L. (“Santusa”), based in Spain, such that Banco Santander now holds 60.65% of Corretora de Seguros,  and  Santusa 39.35%; (c) with part of the proceeds injected by Santusa, on January 21 2013, Corretora de Seguros acquired those shares in Tecnologia Bancária S.A. – Tecban held by Santusa,  corresponding to 20.82% of its capital stock. This transaction is awaiting approval from the Brazilian Central Bank. As a result of the restructuring, operations in entities that provide services that complement banking services will be concentrated in Corretora de Seguros, in which Santusa retains a 39.35% share.

SUBSEQUENT EVENTS

Reduction of Santander Leasing capital.

The capital of Santander Leasing was reduced without changing the number of shares issued in the amount of R$5,000 million, to be considered excessive to maintain is activities, according to article 173 of Law 6.404/1976 and under the company's EGM, held on January 4, 2013.

Such capital reduction will become effective only: (i) upon approval of the Brazilian Central Bank, (ii) 60 days after the release of the minutes of the EGM which deliberated on the capital reduction, without any  opposition from creditors, and (iii) after prior approval of the majority of the debenture holders of Santander Leasing.

EXECUTIVE SUMMARY

Santander’s managerial net profit¹ totaled R$ 6,329 million in 2012, a growth of 6.5% over the previous quarter and down 5.0% compare to the entire 2011. Total equity in December 2012 stood at R$52,932 million, excluding R$12,937 million related to the goodwill from the acquisition of Banco Real. Return on Average Equity (ROAE) adjusted for goodwill averaged 12.4% in 2012, 2.0 p.p. less than in 2011.

The non-operating income in 4Q12 totaled R$ 36 million, as a result of restructuring expenses of R$242 million and R$335 million gain from Real Estate Mutual Fund, among other events.

The efficiency ratio stood at 44.3% in 2012, an improvement of the 2.5 p.p in twelve months, due to  good performance in total revenues (net interest income +15.3% and fee and commission income +12.0%), as well as control over general expenses (+9,6%).

- Soundness indicators: the BIS Ratio stood at 20.8% in December 2012, down 4.0 p.p. over the same period in 2011 and 1.2 p.p. over the last quarter. The coverage ratio (over 90 days) reached 125.6% in the fourth quarter of 2012.

The total credit portfolio amounted to R$211,959 million in December 2012, 7.6% up in twelve months and 2.2% in the quarter.

The Individual segment totaled R$71,287 million in December 2012, an 8.6% improvement in twelve months and 2.7% up over the previous quarter. In the year as a whole, the main products were mortgages (+26.6% or R$2,481 million) and credit cards (+14.4%, or R$2,030 million). In the quarter, credit cards, mortgages and auto loans originated through Santander’s branch network were the best performers, outpacing growth of the overall  individual credit portfolio.

The Consumer Finance portfolio totaled R$36,806 million in December, growth of 3.4% in twelve months and 1.3% in the quarter.

The SME portfolio amounted to R$36,487 million, 14.5% up in twelve months and 4.8% in the quarter. The Corporate segment grew 5.3% in twelve months and 0.9% in the quarter.

Total funding and assets² under management stood at R$ 352,463 million in December 2012, up 14.1% on the same period in 2011 and 4.4% in the quarter.

1.  Accounting net profit + 100% reversal of goodwill amortization expenses.

2.   According to the Anbima criterion.

MANAGERIAL ANALYSIS OF RESULTS

Next, we present the analysis of the managerial results. The reconciliation between the accounting and the managerial results can be found on page 28.

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)	2012	2011	Var.		4Q12	3Q12	Var.
			2012	x2011			4Q12x3Q12
NET INTEREST INCOME	32,380	28,078	15.3%		7,813	8,111	-3.7%
Allowance for Loan Losses	(13,223)	(9,458)	39.8%		(3,096)	(3,228)	-4.1%
NET INTEREST INCOME AFTER LOAN LOSSES	19,158	18,619	2.9%		4,717	4,883	-3.4%
Fee and commission income	10,025	8,950	12.0%		2,639	2,542	3.8%
General Expenses	(15,821)	(14,430)	9.6%		(4,127)	(4,007)	3.0%
Personnel Expenses + Profit Sharing	(7,277)	(6,748)	7.8%		(1,845)	(1,829)	0.9%
Administrative Expenses[2]	(8,544)	(7,682)	11.2%		(2,282)	(2,178)	4.8%
Tax Expenses	(3,138)	(2,959)	6.1%		(786)	(778)	1.0%
Investments in Affiliates and Subsidiaries	1	4	n.a.		(0)	0	n.a.
Other Operating Income/Expenses³	(3,566)	(3,219)	10.8%		(839)	(980)	-14.3%
OPERATING INCOME	6,659	6,966	-4.4%		1,603	1,661	-3.5%
Non Operating Income	70	306	-77.3%		36	(2)	n.a.
NET PROFIT BEFORE TAX	6,729	7,272	-7.5%		1,640	1,659	-1.2%
Income Tax	(274)	(531)	-48.4%		(1)	(122)	n.a.
Minority Interest	(126)	(81)	56.3%		(41)	(36)	14.9%
NET PROFIT	6,329	6,661	-5.0%		1,598	1,501	6.5%

1. Excludes 100% of the goodwill amortization expense and the tax hedge effect, and considers the reclassification of credit recovery, as mentioned on page 28.
2. Administrative Expenses exclude 100% of the goodwill amortization expense, from the acquisition of Banco Real.
3. Includes Net Income from Premiums, Pension Funds and Capitalization

NET INTEREST INCOME

Net Interest Income, including income from financial operations, totaled R$32,380 million in 2012, up 15.3% over 2011, but down 3.7% in the quarter.

Revenues from credit operations grew 15.6% in twelve months, mainly driven by the R$26.0 billion increase in the average portfolio volume. In addition, the average credit portfolio spread in 2012 was 0,1 p.p higher than the previous year. Nevertheless, revenues from loans declined 3.3% in the quarter, due to the reduction in the average spread which was driven by changes in the portfolio mix of individual products. The main component of the mix effect, in the quarter, is related to the reduction of the interest bearing revolving portfolio, as evidenced in the evolution of the of the financed cards portfolio in 4Q12 (on page 20 of this report). Despite the fact that such evolution is consistent with the standard seasonal pattern presented in the last years, it is worth noting that in 2012 this effect was stronger than previous years.

Revenues from deposits declined 22.3% and increased 3.0%, respectively, in twelve months and three months. The decline in twelve months reflects, partially, the impact of the reduction in the Selic rate on the difference between the Selic and the interest rates paid to clients.

The “Others” line, which includes non-client related interest income and income from financial operations, increased by 21.6% in twelve months, but fell 6.0% in the quarter, mainly due to lower revenues from treasury operations, which are naturally more volatile.

NET INTEREST INCOME	2012	2011	Var.		4Q12	3Q12	Var.
(R$ Million)			2012x2011				4Q12x3Q12
Net Interest Income	32,380	28,078	15.3%		7,813	8,111	-3.7%
Loans	24,805	21,455	15.6%		6,101	6,308	-3.3%
Average volume	202,632	176,597	14.7%		208,369	204,877	1.7%
Spread (Annualized)	12.2%	12.1%	0.09	p.p.	11.6%	12.2%	-0.59	p.p.
Deposits	850	1,094	-22.3%		200	194	3.0%
Average volume	119,691	117,029	2.3%		121,764	119,760	1.7%
Spread (Annualized)	0.7%	0.9%	-0.22	p.p.	0.7%	0.6%	0.01	p.p.
Others¹	6,726	5,529	21.6%		1,512	1,609	-6.0%

1. Includes Gains (Losses) on financial transactions and others net interest incomes.

FEE AND COMMISSION INCOME

Fee and commission income totaled R$10,025 million in 2012, up 12.0% in twelve months and 3.8% in the quarter, mostly driven by credit cards.

Income from cards totaled R$3,004 million in 2012, an increase of 38.3% (or R$831 million) in twelve months and 5.4% in the quarter. The increase in both periods mainly reflects the higher volume of credit card transactions and higher revenues from acquiring services. Besides that, it’s important to highlight the effect of seasonality in the 4Q12. In the third quarter of 2012, there was a change in the criterion for recognizing commissions from non-interest-bearing installment operations, which generated a positive impact of around R$80 million in 3Q12 and a negative impact of the R$ 23 million in 4Q12. Excluding these effects, credit card commissions would have recorded a growth of 19.9% in the quarter and 35.6% in twelve months, while total commissions would have increased by 8.1% in the quarter and 11.4% in twelve months.

Income from current account services totaled R$1,612 million in 2012, up 7.2% (or R$ 109 million) in twelve months and 3.7% (R$ 15 million) in the quarter. The quarterly increase was chiefly due to more efficient fee collection.

Income from lending operations totaled R$1,029 million, 0.9% down in twelve months and 13.0% in the quarter. The decline in the quarter was mainly due to the adjustments of lending operation commissions.

Income from brokerage services totaled R$416 million in 2012, down 12.7% in twelve months and up 21.1% (or R$23 million) in the quarter, due to higher income from securities placement services. It is worth noting that the 50.3% variation in the “Others” line in 4Q12 was largely due to trade finance operations.

FEE AND COMMISSION INCOME	2012	2011	Var.		4	Q12	3	Q12	Var.
(R$ Million)			2012	x2011					4Q12x3Q12
Cards¹	3,004	2,173	38.3%		867		823		5.4%
Insurance fees	1,461	1,403	4.1%		338		332		1.7%
Current Account Services	1,612	1,503	7.2%		422		407		3.7%
Asset Management²	1,269	1,280	-0.9%		300		318		-5.8%
Lending Operations	1,029	1,038	-0.9%		231		265		-13.0%
Collection Services³	721	633	13.8%		188		180		4.4%
Securities Brokerage, Custody and Placement Services	416	476	-12.7%		132		109		21.1%
Others	514	443	15.9%		161		107		50.3%
Total	10,025	8,950	12.0%		2,639		2,542		3.8%
1. Includes acquiring services 2. Includes income from funds and consortia 3. Includes collection and bills

GENERAL EXPENSES (ADMINISTRATIVE + PERSONNEL)

Administrative and personnel expenses (excluding depreciation and amortization) totaled R$14,130 million in 2012, up 7.9% in twelve months (R$ 1,035 million) and 3.6% (R$129 million) in the quarter.

Personnel expenses, including profit sharing, totaled R$7,277 million in 2012, up 7.8% (R$ 529 million) in twelve months and 0.9% (R$16 million) in the quarter. The quarterly upturn reflects the increase in expenses with wages, charges and benefits, which were impacted by the annual collective bargaining agreement.

Administrative expenses totaled R$6,853 million in 2012, up 8.0% (R$506 million) in twelve months and 6.6% (R$113 million) in the quarter. The quarterly increase was due to higher expenses from data processing, advertising, promotions, publicity, and third-party technical services, which jointly accounted for 58% of the upturn in administrative expenses.

Depreciation and amortization, which reflect investments in business expansion, totaled R$1,691 million in 2012, up 26.7% in twelve months and down 2.1% in the quarter.

Total general expenses, including depreciation and amortization, grew by 9.6% (R$1,391 million) in twelve months and 3.0% (R$120 million) in the quarter. The efficiency ratio¹ stood at 46.8 % in 4Q12 and 44.3% in the entire 2012, a 2.5 p.p. improvement over 2011.

EXPENSES' BREAKDOWN (R$ Million)	2012	2011	Var.		4	Q12	3	Q12	Var.
			2012	x2011					4Q12x3Q12
Third-party services	2,135	1,935	10.3%		567		548		3.5%
Advertising, promotions and publicity	475	428	11.1%		149		127		17.2%
Data processing	1,223	1,159	5.5%		319		294		8.4%
Communications	613	613	0.1%		156		156		0.6%
Rentals	617	546	13.1%		163		155		5.0%
Transport and Travel	209	198	5.4%		52		59		-12.8%
Security and Surveillance	560	522	7.4%		142		143		-1.0%
Maintenance	193	182	6.2%		50		49		1.5%
Financial System Services	280	238	17.7%		80		71		12.1%
Water, Electricity and Gas	173	162	6.7%		44		39		12.2%
Material	107	122	-12.6%		27		23		20.7%
Others	266	242	10.2%		90		62		46.8%
Subtotal	6,853	6,348	8.0%		1,840		1,727		6.6%
Depreciation and Amortization[1]	1,691	1,334	26.7%		442		452		-2.1%
ADMINISTRATIVE EXPENSES	8,544	7,682	11.2%		2,282		2,178		4.8%

Compensation²	4,661	4,390	6.2%		1,153		1,170		-1.5%
Charges	1,399	1,283	9.0%		393		341		15.2%
Benefits	1,059	942	12.4%		244		277		-11.9%
Training	141	116	21.6%		51		36		41.8%
Others	18	16	10.2%		5		5		-13.5%
PERSONNEL EXPENSES	7,277	6,748	7.8%		1,845		1,829		0.9%
ADMINISTRATIVE + PERSONNEL EXPENSES (excludes deprec. and amortization)	14,130	13,095	7.9%		3,685		3,556		3.6%

TOTAL GENERAL EXPENSES	15,821	14,430	9.6%		4,127		4,007		3.0%
1. Excludes the expenses of goodwill amortization, which i n 4Q12 was 909 million, in 4Q11 was R$ 776 million and in 3Q12 was R$ 909 million. 2. Includes Profit Sharing

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses totaled R$13,223 million, 39.8% up in twelve months and 4.1% down in the quarter. The quarterly decline was chiefly due to the 33.1% increase in income from the recovery of written-off loans.

ALLOWANCE FOR LOAN LOSSES	2012	2011	Var.		4	Q12	3	Q12	Var.
(R$ Million)			2012	x2011					4Q12x3Q12
Gross allowance for loan losses	(14,991)	(11,522)	30.1%		(3,601)		(3,607)		-0.2%
Income from recovery of written off loans	1,769	2,064	-14.3%		505		380		33.1%
Total	(13,223)	(9,458)	39.8%		(3,096)		(3,228)		-4.1%

OTHER OPERATING INCOME (EXPENSES)

Other operating income (expenses) totaled R$3,566 million in 2012, up 10.8% over 2011 and down 14.3% in the quarter, chiefly due to the decline in provisions for contingencies. It is worth noting that the quarterly and twelve-month reduction in this line reflects the Bank’s efforts and initiatives to normalize the contingency levels, especially contingencies for labor claims.

OTHER OPERATING INCOME	2012	2011	Var.		4	Q12	3	Q12	Var.
(EXPENSES) (R$ Million)			2012	x2011					4Q12x3Q12
Other operating income (expenses)	(3,566)	(3,219)	10.8%		(839)		(980)		-14.3%
Expenses from cards	(1,635)	(1,065)	53.5%		(490)		(415)		18.0%
Income from premiums, pension plans and	308	676	-54.5%		82		61		36.1%
Capitalization
Provisions for contingencies¹	(1,807)	(3,003)	-39.8%		(308)		(531)		-42.1%
Others	(432)	174	n.a.		(124)		(94)		32.1%
1. Includes fiscal, civil and labor provisions.

INCOME TAX EXPENSES

Income tax expenses totaled R$ 274 million in December 2012, 48.4% lower than the year before. In 4Q12, we paid out R$450 million as interest on capital.

BALANCE SHEET

In December 2012, total assets stood at R$447,353 million, an increase of 5.6% in twelve months and 1.0% in the quarter. Total equity in the period came to R$65,869 million. Excluding the goodwill relating to the Banco Real acquisition, total equity stood at R$52,932 million.

ASSETS (R$ Million)	Dec/12	Dec/11	Var.	Sep/12	Var.
		Dec12xDec11		Dec12xSep12
Current Assets and Long Term Assets	424,493	398,671	6.5%	419,502	1.2%
Cash and Cash Equivalents	4,742	4,471	6.1%	4,522	4.9%
Interbank Investments	36,771	25,485	44.3%	40,609	-9.5%
Money Market Investments	21,354	18,966	12.6%	28,432	-24.9%
Interbank Deposits	4,616	3,195	44.5%	4,569	1.0%
Foreign Currency Investments	10,801	3,324	225.0%	7,607	42.0%
Securities and Derivative Financial Instrument	76,832	74,616	3.0%	63,563	20.9%
Own Portfolio	37,869	22,939	65.1%	30,263	25.1%
Subject to Repurchase Commitments	20,225	33,290	-39.2%	14,404	40.4%
Posted to Central Bank of Brazil	1,487	2,221	-33.0%	2,038	-27.0%
Pledged in Guarantees	12,417	11,918	4.2%	12,003	3.4%
Others	4,834	4,247	13.8%	4,855	-0.4%
Interbank Accounts	34,517	45,258	-23.7%	40,081	-13.9%
Interbranch Accounts	2	1	n.a.	1	n.a.
Lending Operations	197,370	185,064	6.6%	192,812	2.4%
Lending Operations	211,959	197,062	7.6%	207,334	2.2%
(Allowance for Loan Losses)	(14,589)	(11,998)	21.6%	(14,522)	0.5%
Other Receivables	72,643	62,600	16.0%	76,376	-4.9%
Others Assets	1,617	1,177	37.4%	1,538	5.1%
Permanent Assets	22,860	25,055	-8.8%	23,286	-1.8%
Investments	40	69	-42.2%	40	0.9%
Fixed Assets	5,602	4,935	13.5%	5,257	6.6%
Intangibles	17,218	20,051	-14.1%	17,989	-4.3%
Goodwill	26,172	27,031	-3.2%	26,172	0.0%
Intangible Assets	7,117	6,192	15.0%	7,034	1.2%
(Accumulated Amortization)	(16,072)	(13,172)	22.0%	(15,216)	5.6%
Total Assets	447,353	423,726	5.6%	442,788	1.0%

Goodwill (net of the amortization)	12,937	16,574	-21.9%	13,847	-6.6%
Total Assets (excluding goodwill)	434,415	407,152	6.7%	428,942	1.3%

LIABILITIES (R$ Million)	Dec/12	Dec/11	Var.	Sep/12	Var.
			Dec12xDec11		Dec12xSep12
Current Liabilities and Long Term Liabilities	380,420	357,389	6.4%	376,173	1.1%
Deposits	126,545	121,798	3.9%	122,426	3.4%
Demand Deposits	13,457	13,537	-0.6%	11,966	12.5%
Savings Deposits	26,857	23,293	15.3%	25,727	4.4%
Interbank Deposits	3,392	2,870	18.2%	2,990	13.5%
Time Deposits	82,839	82,097	0.9%	81,743	1.3%
Money Market Funding	72,529	78,036	-7.1%	73,139	-0.8%
Own Portfolio	56,655	62,756	-9.7%	51,519	10.0%
Third Parties	7,344	7,368	-0.3%	15,373	-52.2%
Free Portfolio	8,530	7,912	7.8%	6,247	36.5%
Funds from Acceptance and Issuance of Securities	56,294	39,933	41.0%	51,622	9.0%
Resources from Real Estate Credit Notes, Mortgage	39,742	30,450	30.5%	37,800	5.1%
Notes, Credit and Similar
Securities Issued Abroad	15,298	8,697	75.9%	12,575	21.7%
Others	1,253	787	59.3%	1,247	0.5%
Interbank Accounts	19	8	118.8%	1,560	n.a.
Interbranch Accounts	2,002	2,013	-0.5%	795	151.8%
Borrowings	16,001	14,822	8.0%	15,474	3.4%
Domestic Onlendings -Official Institutions	9,385	10,222	-8.2%	9,395	-0.1%
Foreign Onlendings	41	1,077	-96.2%	45	-8.6%
Derivative Financial Instruments	5,205	4,683	11.1%	5,284	-1.5%
Other Payables	92,401	84,799	9.0%	96,434	-4.2%
Deferred Income	222	207	7.1%	219	1.5%
Minority Interest	841	551	52.7%	606	38.7%
Equity	65,869	65,579	0.4%	65,790	0.1%
Total Liabilities	447,353	423,726	5.6%	442,788	1.0%

Equity (excluding goodwill)	52,932	49,004	8.0%	51,944	1.9%

SECURITIES

Securities totaled R$76,832 million in December 2012, up 3.0% in twelve months and 20.9% in the quarter. The quarterly variation was due to the 25.3% upturn in the public securities line.

SECURITIES (R$ Million)	Dec/12	Dec/11	Var.	Sep/12	Var.
			Dec12xDec11		Dec12xSep12
Public securities	56,573	56,550	0.0%	45,133	25.3%
Private securities, funds quotas / others	15,428	13,821	11.6%	13,578	13.6%
Financial instruments	4,831	4,245	13.8%	4,852	-0.4%
Total	76,832	74,616	3.0%	63,563	20.9%

CREDIT PORTFOLIO

The total credit portfolio amounted to R$211,959 million in December 2012, up 7.6% in twelve months and 2.2% in the quarter. In the annual comparison, the weakening of the BRL/USD exchange rate impacted the foreign currency loan portfolio, which also includes USD-pegged BRL loans, leading to the portfolio growth. Excluding the effect of the foreign exchange variation, the total credit portfolio would have grown by 6.5%.

At the end of December 2012, the foreign currency loan portfolio, plus USD-pegged BRL loans, totaled R$23.2 billion, down 9.0% on the R$25.5 billion recorded at the close of 2011 and 3.3% less than the R$ 23.9 billion reported in September 2012.

An analysis of the credit portfolio by segment shows that the SME segment outgrew the others, moving up by 4.8% in the quarter and 14.5% in twelve months, chiefly due to the increase in the working capital portfolio and the contribution from the acquiring business, which adds more value and strengths relations with the SMEs customers.

MANAGERIAL BREAKDOWN OF CREDIT	Dec/12	Dec/11	Var.	Sep/12	Var.
BY SEGMENT (R$ Million)			Dec12xDec11	Dec12xSep12
Individuals	71,287	65,620	8.6%	69,388	2.7%
Consumer Finance	36,806	35,593	3.4%	36,340	1.3%
SMEs	36,487	31,868	14.5%	34,824	4.8%
Corporate	67,379	63,981	5.3%	66,782	0.9%
Total portfolio	211,959	197,062	7.6%	207,334	2.2%
Other credit related transactions¹	15,433	13,459	14.7%	13,352	15.6%
Total expanded credit portfolio	227,392	210,522	8.0%	220,686	3.0%
Total guarantees	28,572	23,259	22.8%	24,725	15.6%
Total expanded credit portfolio with guarantees	255,964	233,780	9.5%	245,411	4.3%

1 - Includes Debenture, FIDC, CRI , Floating Rate Notes, Promissory Notes and acquiring activities related assets.

LOANS TO INDIVIDUALS

Loans to individuals totaled R$71,287 million in December 2012, up 8.6% (or R$5,667 million) in twelve months and 2.7% (R$1,899 million) in the quarter. In the entire 2012, mortgages and credit cards outpaced the other products, jointly accounting for 79.6% of the individual portfolio growth. Credit cards, mortgages and auto loans originated through Santander’s branch network were the top performers in the quarter, presenting a growth higher than the individual credit portfolio growth.

The card portfolio totaled R$16,174 million, up 14.4% in twelve months and 9.9% (or R$ 1,458 million) in the quarter, mainly due to period seasonality.

The balance of mortgages closed 2012 at R$11,812 million, up 26.6% in twelve months and 8.2% (R$ 893 million) in the quarter.

Payroll loans totaled R$14,772 million, down 2.4% in twelve months and 1.7% in the quarter. Excluding the acquired portfolio , the payroll portfolio amounted R$13,548 million, 10.6% higher than in 2011.

CONSUMER FINANCE

The consumer finance portfolio totaled R$36,806 million in December 2012, up 3.4% (R$1,213 million) in twelve months and 1.3% in the quarter.

Note that this portfolio, largely represented by vehicle financing, is primarily negotiated through car dealers. As mentioned in the last quarter, in recent months, the bank has been more active in increasing the volume of vehicle financing operations through Santander’s branch network and increasing operations through its partnerships with automakers.

Thus, if we consider the total vehicle portfolio, including operations originated through car dealers and Santander’s branches, this portfolio amounted R$ 32,765 million in 2012, an increase of 6.9% in twelve months.

CORPORATE AND SME LOANS

Corporate and SME loans totaled R$103,865 million in December 2012, up 8.4% in twelve months and 2.2% in the quarter.

The Corporate loan portfolio totaled R$67,379 million, up 5.3% in twelve months, positively impacted by the exchange rate variation, excluding this impact, the annual growth would be 2.1%. In the fourth quarter, growth stood at 0.9%.

Loans to SMEs totaled R$36,487 million in December 2012, up 14.5% in twelve months and 4.8% in the quarter. This performance was mainly due to the increase in the working capital portfolio, and the contribution from the acquiring business, which adds value to SMEs customers and allows a closer relationship with them.

INDIVIDUALS AND CORPORATE LOAN PORTFOLIO BY PRODUCT

BREAKDOWN OF MANAGERIAL CREDIT	Dec/12	Dec/11	Var.	Sep/12	Var.
PORTFOLIO BY PRODUCT (R$ Million)			Dec12xDec11		Dec12xSep12
Individuals
Leasing / Auto Loans¹	2,744	2,277	20.5%	2,539	8.1%
Credit Card	16,174	14,144	14.4%	14,717	9.9%
Payroll Loans²	14,772	15,142	-2.4%	15,034	-1.7%
Mortgages	11,812	9,331	26.6%	10,919	8.2%
Agricultural Loans	2,163	2,492	-13.2%	2,177	-0.6%
Personal Loans / Others	23,621	22,234	6.2%	24,003	-1.6%
Total Individuals	71,287	65,620	8.6%	69,388	2.7%
Consumer Finance	36,806	35,593	3.4%	36,340	1.3%
Corporate and SMEs
Leasing / Auto Loans	3,508	3,029	15.8%	3,530	-0.6%
Real Estate	7,789	6,280	24.0%	7,424	4.9%
Trade Finance	15,948	17,749	-10.1%	16,354	-2.5%
On-lending	7,811	9,070	-13.9%	7,867	-0.7%
Agricultural Loans	2,221	1,909	16.4%	1,785	24.5%
Working capital / Others	66,588	57,812	15.2%	64,646	3.0%
Total Corporate and SMEs	103,865	95,848	8.4%	101,606	2.2%
Total Credit	211,959	197,062	7.6%	207,334	2.2%
Other Credit Risk Transactions with clients³	15,433	13,459	14.7%	13,352	15.6%
Total Expanded Credit Portfolio	227,392	210,522	8.0%	220,686	3.0%

1. Including the loans to individual in the consumer finance segment, auto loan portfolio totaled R $ 32,765 in 4Q12, R$ 30.637 million in 4Q11 and R$ 32,743 MM in 3Q12.
2. Includes Payroll Loan acquired portfolio. Excluding acquired portfolio, the growth in twelve months wa s 10.6% and 0.4% in the quarter.
3. Includes "Debenture", FIDC, CRI, Floating Rate Notes, Promissory Notes and Acquiring activities related assets.

ALLOWANCE FOR LOAN LOSSES / COVERAGE RATIO

The allowance for loan losses totaled R$14,589 million in December 2012,  an increase of 21.6% in twelve months and 0.5% in the quarter.

The BR GAAP coverage ratio is obtained by dividing the allowance for loan losses by loans overdue by more than 90 days. In 4Q12, the coverage ratio stood at a comfortable level, reaching 125.6%.

RENEGOTIATION PORTFOLIO

Credit renegotiations totaled R$10,992 million in December 2012, 42.3% higher than the R$7,725 million recorded in 2011. These operations include loan agreements that were extended and/or amended to enable their receipt under conditions agreed upon with the clients, including the renegotiation of previously written-off loans. In the quarter, the upturn in renegotiations was 1.6%.

In December 2012, 51.2% of the portfolio was provisioned, versus 50.8% in December 2011. These levels are considered to be adequate, given the nature of these operations.

RENEGOTIATED PORTFOLIO	Dec/12	Dec/11	Var.		Sep/12	Var.
(R$ Million)			Dec12xDec11			Dec12xSep12
Renegotiated Portfolio	10,992	7,725	42.3%		10,817	1.6%
Allowance for loan losses over renegotiated portfolio	(5,633)	(3,922)	43.6%		(5,476)	2.9%
Coverage %	51.2%	50.8%	0.5	pp	50.6%	0.6	pp

DELINQUENCY RATIO (OVER 90 DAYS)

The over-90-day delinquency ratio reached 5.5% of the total credit portfolio, up 1.0 p.p. over December 2011 and 0.3 p.p. over September 2012.  The delinquency ratio of the individual segment stood at 7.8%, up 0.1 p.p. in the quarter, which represents a deceleration of the delinquency stock growth. On the other hand, delinquency in the corporate segment increased by 0.6 p.p. in the quarter to 3.3%. The acceleration in the quarter reflects lower pace of economic growth and change in the portfolio mix (higher participation of SMEs segment).

DELINQUENCY RATIO (OVER 60 DAYS)

The over-60-day delinquency ratio was 6.6% in December 2012, up 1.1 p.p. in twelve months and 0.3 p.p. in the quarter.  Delinquency ratio of individuals decreased by 0.1p.p. in the quarter and corporate increased by 0.6 p.p., in the same period.

On the other hand, the total delinquency ratio between 15 and 90 days fell by 0.1 p.p., presenting the third consecutive quarterly decline, reaching 4.9% of the total credit portfolio, basically due to the reduction in individuals delinquency (15-90 days), which fell from 7.1% in 3Q12 to 6.8% in 4Q12. Corporate delinquency (15-90 days) remained flat at 3.1% in the same period.

FUNDING

Funding closed 2012 at R$199,193 million, up 10.8% in twelve months and 3.5% in the quarter. In the annual comparison, it is worth highlighting the 28.9% growth in treasury notes, the 22.8% upturn in debentures, real estate notes (LCIs) and agribusiness notes (LCAs), and the 15.3% increase in savings deposits. In the quarter, demand deposits and saving deposits were the highlights, growing by 12.5% and 4.4%, respectively.

FUNDING (R$ Million)	Dec/12	Dec/11	Var.	Sep/12	Var.
			Dec12xDec11		Dec12xSep12
Demand deposits	13,457	13,537	-0.6%	11,966	12.5%
Saving deposits	26,857	23,293	15.3%	25,727	4.4%
Time deposits	82,839	82,097	0.9%	81,743	1.3%
Debenture/LCI/LCA¹	49,548	40,351	22.8%	47,811	3.6%
Treasury Notes (Letras Financeiras )	26,493	20,552	28.9%	25,264	4.9%
Funding from clients	199,193	179,831	10.8%	192,511	3.5%
1. Debentures repurchase agreement, Real Estate Credit Notes (LCI) and Agribusiness Credit Notes (LCA)

CREDIT/FUNDING RATIO

The following table presents the sources of funds used in credit operations, which include deposits from clients net of reserve requirements, offshore and domestic funding, and securities issued abroad.

The total credit/funding ratio (clients and financial institutions) stood at 97% in December of 2012, a 5 p.p. improvement over the previous quarter.

The credit/funding from clients ratio improved in both periods of comparison, annual (from 110% to 106%) and quarterly (from 108% to 106%), which reflects that the credit portfolio growth is higher than Funding growth.

The bank presents a comfortable liquidity position and a stable and adequate funding structure.

FUNDING VS. CREDIT (R$ Million)	Dec/12	Dec/11	Var.	Sep/12	Var.
			Dec12xDec11		Dec12xSep12
Funding from clients (A)	199,193	179,831	10.8%	192,511	3.5%
(-) Reserve Requirements	(34,310)	(45,029)	-23.8%	(38,275)	-10.4%
Funding Net of Reserve Requirements	164,883	134,802	22.3%	154,236	6.9%
Borrowing and Onlendings	9,507	10,222	-7.0%	9,532	-0.3%
Subordinated Debts	11,919	10,908	9.3%	11,696	1.9%
Offshore Funding	31,218	24,595	26.9%	27,956	11.7%
Total Funding (B)	217,528	180,527	20.5%	203,421	6.9%
Assets under management[1]	134,935	128,397	5.1%	134,064	0.6%
Total Funding and Asset under management	352,463	308,924	14.1%	337,485	4.4%
Total Credit (C)	211,959	197,062	7.6%	207,334	2.2%
C / B (%)	97%	109%		102%
C / A (%)	106%	110%		108%
1 - According to Anbima criterion.

BIS RATIO – BR GAAP

The BIS ratio totaled 20.8% in December 2012, 4.0 p.p. lower than December 2011 and 1.2 p.p. lower than September 2012.

The BIS ratio was impacted by the fact that the capital requirement for adjusted credit risk and market risk grew 4.5% and 29.8% respectively in the quarter. The adjusted credit risk requirement was impacted by the strong growth in the quarter of the other credit related transactions and guarantees.  On the other hand, approximately 2/3 of the Market Risk capital requirement growth in the quarter is explained by the impact of Circular No. 3.568/11 issued by the Brazilian Central Bank.

In accordance with the rules governing Brazilian capital requirements, this ratio includes goodwill while calculating regulatory capital.

According to Brazilian regulations, the minimum ratio is 11%.

Excluding goodwill from the acquisition of Banco Real, the BIS ratio is 17.7% in December 2012, versus 20.2% in December 2011.

OWN RESOURCES AND BIS (R$ Million)	Dec/12	Dec/11	Var.		Sep/12	Var.
			Dec12xDec11			Dec12xSep12
Adjusted Tier I Regulatory Capital	65,213	64,760	0.7%		65,052	0.2%
Tier II Regulatory Capital	5,070	6,642	-23.7%		5,291	-4.2%
Adjusted Regulatory Capital (Tier I and II)	70,283	71,402	-1.6%		70,342	-0.1%
Required Regulatory Capital	37,131	31,702	17.1%		35,068	5.9%
Adjusted Credit Risk Capital requirement	32,410	28,761	12.7%		31,024	4.5%
Market Risk Capital requirement	2,951	1,219	142.0%		2,273	29.8%
Operational Risk Capital requirement	1,770	1,721	2.9%		1,770	0.0%
Basel II Ratio	20.8%	24.8%	-4.0	p.p.	22.1%	-1.2	p.p.
Tier I (considering goodwill)	19.3%	22.5%	-3.1	p.p.	20.4%	-1.1	p.p.
Tier II (considering goodwill)	1.5%	2.3%	-0.8	p.p.	1.7%	-0.2	p.p.

Amounts calculated based on the consolidated information of the financial institutions (financial conglomerate)

CARDS

Throughout 2012, Santander consolidated its acquiring business, which constitutes a strong differential for the acquisition of SME clients. In 2012, the Bank entered into two commercial agreements, one with Sodexo, the world’s leading provider of quality-of-life services, and the other with Embratec, with a particular emphasis on its Ecofrotas division, the leading company in the vehicle fleet fueling and maintenance segment. As a result, Santander’s GetNet POS machines will begin accepting Sodexo cards as of 2013, increasing the bank’s share of bar, restaurant and supermarket segment.

Santander will also begin offering Sodexo’s benefit and incentive services, especially Refeição Pass (meal vouchers), Alimentação Pass (supermarket vouchers) and Vale Transporte Pass (transport vouchers), as well as Ecofrotas’ light and heavy fleet management service. In December 2012, the bank retained a base of 416 thousandmerchant establishments and recorded a revenue market share of 4.5%.

In 2012, we maintained our focus on the partnerships with Vivo and the Raízen group, both of which were designed to increase our customer base by launching products, offering exclusive advantages in the areas in which these companies operate, associated with the Santander Card’s differentials.

We launched an exclusive range of opportunities for Santander Card holders, Santander Esfera, which provides customers with daily promotions and special discounts with selected partners. We also established a partnership with the Cinépolis movie theater chain, offering a 50% discount to customers who buy their tickets with our cards. We continue offering our account holders special products designed to suit their different needs. We therefore continued to expand our clients base, always seeking to improve their satisfaction. We implemented the SuperBônus Viagens website, a portal that allows customers to exchange bonus points for tickets, hotel accommodation, cruises, package trips and car rentals. In addition, if they do not have enough points to acquire what they want, they can pay the difference with their Santander Card. This is another initiative focused on strengthening relations with our customers and making Santander cards their first choice.

TURNOVER

Financial transactions volume (credit and debit) in 4Q12 totaled R$ 46.1 billion, a 22.3% increase over the same period of the previous year and 12.4% in the quarter.

credit CARD portfolio

Total credit card portfolio grew 14.0% in 4Q12 compared to the same period the previous year and 9.8% over 3Q12, reaching R$ 16.5 billion. It is important to note that the financed portfolio includes non-performing loans (past due more than 60 days) and thus interest is not accrued on this portion of the portfolio.

CARD BASE

The credit card base grew 1.2% over the previous quarter, reaching 14.6 million cards. The growth in 12 months was 17.5%. Debit cards totaled 33.8 million at the end of the quarter, up 15.4% in one year and 2.7% in the quarter.

RATINGS AGENCIES

Santander is rated by international ratings agencies and the ratings assigned, as shown in the table below, reflect many factors including management quality, operating performance and financial strength, as well as other factors related to the financial sector and economic environment in which the Company is inserted.

RATINGS		Escala Global			Escala Nacional
	Moeda Local		Moeda Estrangeira		Nacional
AGÊNCIA DE RATING	Longo Prazo	Curto Prazo	Longo Prazo	Curto Prazo	Longo Prazo	Curto Prazo

Fitch Ratings (perspectiva)	BBB (negativo)	F2	BBB (negativo)	F2	AAA (bra) (negativo)	F1+ (bra)

Standard & Poor’s (perspectiva)	BBB (estável)	A-2	BBB (estável)	A-2	brAAA (estável)	brA-1

Moody's (perspectiva)	Baa1 (estável)	Prime-2	Baa2 (positiva)	Prime-2	Aaa.br (estável)	Br-1

Ratings assigned according published reports of the Rating agencies: Fitch Ratings (December 20, 2012); Standard & Poor’s (December 18, 2012) and Moody’s (June 27, 2012).

Corporate Governance of Risk Function

The structure of Banco Santander Risk Committee is defined in accordance with the highest standards of prudent management and client vision, together with the Santander Group  (Spain):

•         To approve the proposals, operations and limitations of clients and portfolio;

•         To authorize the use of local management tools and risk models and to be familiar with the result of their internal validation;

•         To guarantee Banco Santander’s activities are consistent with the risk tolerance level previously approved by the Executive Committee and by Santander Group (Spain); and

•         To be aware of, assess and adhere to any timely observations and recommendations that come to be made by the supervisory authorities in the fulfillment of their duties;

The Executive Risk Committee has delegated some of its prerogatives to the Risk Committees, which are structured according to business, type and sector.

The risk function at Banco Santander is executed by the Executive Vice-Presidency of Risk, which is independent from the business areas, both from a functional and hierarchical point of view, and reports directly to the CEO of Banco Santander and to the head of the Santander Group (Spain) risk department.

The Executive Vice-Presidency of Risk is divided into areas with two types of approach:

•         Methodology and control, which adapts the policies, methodologies and the risk control systems.

•         Business risk, focused on risk management and the establishment of risk policies for each business operation conducted by Banco Santander in Brazil.

Credit Risk

Credit risk is the exposure to loss in the case of total or partial default by customers or counterparties in the fulfillment of their financial obligations to Banco Santander. Credit risk management seeks to establish strategies, besides setting limits, including the analysis of exposure and trends and the effectiveness of credit policies. The aim is to maintain a risk profile and adequate minimum profitability which compensates for the estimated default risk of customers and portfolios, as established by the Executive Committee.

The role of the credit and market risk department is to develop policies and strategies for credit risk management in accordance with the risk appetite determined by the Executive Committee.

Additionally, it is responsible for the control and monitoring system used in credit and market risk management. These systems and processes are applied in the identification, measurement, control and reduction of exposure to credit risk in individual operations or those grouped together by similarity.

market risk

Market risk is the exposure to risk factors including interest rates, exchange rates, stock market prices and other values, according to the type of product, the volume of operations, the terms and conditions of the agreement and underlying volatility. Market risk management includes practices of measuring and monitoring the use of limits that are pre-set by internal committees, of the value at risk of the portfolios, of sensitivity to fluctuating interest rates, of exposure to foreign exchange rates, and of liquidity gaps, among other practices which the control and monitoring of the risks which may affect the position of Banco Santander portfolios in the different markets in which the Bank operates.

Risk management at Banco Santander is based on the following principles:

•         Independence from the risk function in relation to business;

•         Effective participation of management in decision-making;

•         A consensus between the risk and business departments on decisions involving credit operations;

•         Collegiate decision-making, including the branch network, thereby promoting the existence of different points of view and avoiding decisions being made by individuals;

•         The use of statistical tools for estimating default including internal rating, credit scoring and behavior scoring, RORAC, VaR (Value at Risk), economic capital, scenario assessment, among others;

•         Global approach, including the integrated treatment of risk factors in the business departments and the use of the concept of economic capital as a consistent metric for assumed risk and for assessing management;

The retention of a predictable profile with conservative risk (medium/low) and low volatility in relation to credit and market risks. This is done by diversifying the portfolio, limiting the concentrations of customers, groups, sectors or geographic regions, reducing the complexity level of market operations, the social and environmental risk analysis of business and projects financed by the Bank, and continuous monitoring to prevent the portfolios from deteriorating; and

•         The definition of policies and procedures that comprise the corporate risk framework, by means of which risk activities and processes are regulated.

operational risk management, Internal controls -OXley ACT and internal audit

Banco Santander’s corporative areas, responsible for technological and operational risk management and Internal controls are subordinate to different Vice-Presidents, with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate  managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of  operational risk events and losses. In addition, the management and prevention of operational and technological risks, the continuity of the business and the continuous strengthening of the internal control system, meets the requirements of the regulators, the New Basel Accord - BIS II (as regulated by the Central Bank), and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The procedures developed and adopted are intended to ensure Banco Santander’s continuing presence among the select group of financial institutions recognized as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity and reliability in the local and international markets.

Management is an acting party, aligned with the mission of the areas, recognizing, participating and sharing responsibility for the continuous improvement of the operational and technological risk management culture and structure, as well of the internal control system, in order to ensure compliance with the established objectives and goals, as well as the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity (PRE) related to operational risk.

The 2011 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in March 2012 and found no evidence of any material issues.

Additional information on the management models, can be found in the annual and social reports at: http://www.santander.com.br/ri.Internal Audit depends directly on the Board of Directors, whose activities are supervised by the Audit Committee.

Internal Audit’s objective is to supervise the compliance, efficiency and effectiveness of internal control systems, as well as the reliability and quality of accounting information. Thus, all Banco Santander’s companies, business units, departments and core services are under its scope of application.

During 2012, the Audit Committee and the Board of Directors were informed on Internal Audit’s works, as per its annual planning. The Audit Committee analyzed, in the annual meeting of 2012, the internal audit work plan and approved the activity report for the year.

In order to perform its duties and reduce coverage risks inherent to Santander's activities, the Internal Audit area has internally-developed tools updated whenever necessary. Among these tools, it is worth mentioning the risk matrix, for it is used as a planning tool, prioritizing each unit’s risk level, based on its inherent risks, audit’s last rating, level of compliance with recommendations, size, quality of credit portfolio, etc.

In addition, work programs—which describe future audit tests—are revised annually for compliance with the requirements. Throughout 2012, internal control procedures and controls on information systems pertaining to units under analysis were assessed, taking into account their conception efficiency and performance.

SOCIAL AND Environmental Risk

The Environmental Risk Practice of Banco Santander is now applicable for the Wholesale Bank, besides the lending, which provides analysis of social and environmental risk standards in the credit approval process. The area of Environmental Risk analyzes the environmental management of its clients, checking items such as contaminated areas, deforestation, labor violations and other problems, in which there is a risk of penalties.
A specialized team, with background in Biology, Health and Safety Engineering and Chemical Engineering, monitors the environmental practices of our corporate clients, while our financial analysis team studies the potential damage and impacts that adverse social and environmental situations may cause to the financial condition and to the customers guarantees, among other effects. Our experience shows that the company which cares about well-being of its employees and the environment in which it operates tends to have a more efficient management. Thus, it is more likely to honor their commitments and develop good businesses.

SUSTAINABLE DEVELOPMENT

In the year in which Santander Microcrédito completed a decade of operations, its financial results were also a cause for celebration: in 2012 through September, the active portfolio totaled R$216.8 million, 38% up on the same period in 2011. By the end of the third quarter, we had disbursed R$309 million to small entrepreneurs.

In December, the first of ten wind farms in which Santander maintains an interest in Brazil was inaugurated in the state of Ceará. We are the only bank in the Brazilian market that invests directly in wind power projects.

November saw the announcement of the 21 winners of the 8th edition of the Prêmios Santander Universidades de Ciência e Inovação, Empreendedorismo, Universidade Solidária e Guia do Estudante – Destaques do Ano (Santander Universities of Science and Innovation, Entrepreneurship, Solidarity University and Student Guide Awards – Highlights of the Year). All in all, Santander Universidades distributed more than R$1 million in financial support and international scholarships. There were 10,252 enrollments in 599 educational institutions throughout Brazil, 67% more than in the previous year.

In addition, Santander Universidades, with the support of Universia, launched a pioneering initiative. In 2012, we invited professors of Economics and Business Administration from all over Brazil to participate in the Santander Educational Practices for Sustainability in order to insert sustainability into the classroom. More than 250 people took part and six finalists presented their proposals at an event in São Paulo.

In its 2012 edition, the Programa Amigo de Valor (Valued Friend Program) raised R$10 million, a new record. More than 39,000 employees, interns and clients took part. The funds will be allocated to projects that will benefit children and teenagers in 47 Brazilian municipalities.

CORPORATE GOVERNANCE

In 2012, meetings were held with the Advisory Committees of the Board of Directors of Banco Santander, which comprises: Audit Committee; Risk Committee; Corporate Governance and Sustainability Committee, and Compensation and Nomination Committee, underlining the Company’s best corporate governance practices.

On October 24, 2012, the Bank’s Board of Directors appointed the members and coordinator of the Risk Committee of the Bank and approved an amendment to its procedural rules, thereby ensuring a more robust corporate governance system in line with best practices.

The Board also monitored the implementation of the action plans arising from its assessment in the previous quarter.

On December 19, 2012, the Board of Directors approved the proposal for the granting of “Deferred Bonus Plans” for 2012, to executive officers, managers and others employees of the Company and companies under its control; the Company’s Calendar of Corporate Events for 2013; and the election of the new members of the Bank’s  Board of Executive Officers – Mr. Manoel Marcos Madureira, as Executive Officer, and Mrs. Ana Paula Nader Alfaya, Mr. Carlos Alberto Seiji Nomoto, Mr. Fernando Díaz Roldán and Mr. Nilton Sergio Silveira Carvalho as Officers without portfolio.

In December 21, 2012, it was homologated by the Brazilian Central Bank, the election procedures of the new members of the Board of Directors: Mrs. Marília Artimonte Rocca, who accomplished the qualifications of an Independent Counselor and Mr. Conrado Engel, who is, today, Senior Executive Vice-President Officer at the Bank, responsible for the Retail Segment.

BALANCE SHEET

ASSETS (R$ Million)	Dec/12	Sep/12	Jun/12	Mar/12	Dec/11

Current Assets and Long Term Assets	424,493	419,502	411,496	391,458	398,671
Cash and Cash Equivalents	4,742	4,522	4,849	5,658	4,471
Interbank Investments	36,771	40,609	29,251	29,220	25,485
Money Market Investments	21,354	28,432	17,300	21,535	18,966
Interbank Deposits	4,616	4,569	4,961	4,948	3,195
Foreign Currency Investments	10,801	7,607	6,990	2,738	3,324
Securities and Derivative Financial Instrument	76,832	63,563	69,712	62,870	74,616
Own Portfolio	37,869	30,263	18,716	28,047	22,939
Subject to Repurchase Commitments	20,225	14,404	33,578	19,191	33,290
Posted to Central Bank of Brazil	1,487	2,038	1,690	1,579	2,221
Pledged in Guarantees	12,417	12,003	10,454	10,319	11,918
Others	4,834	4,855	5,276	3,733	4,247
Interbank Accounts	34,517	40,081	40,910	44,098	45,258
Restricted Deposits:	34,479	38,485	39,430	42,438	45,228
-Central Bank of Brazil	34,310	38,275	39,224	42,236	45,029
-National Housing System	169	210	206	202	199
Others	38	1,596	1,480	1,660	30
Interbranch Accounts	2	1	2	3	1
Lending Operations	197,370	192,812	191,894	187,355	185,064
Lending Operations	211,959	207,334	205,632	199,333	197,062
(Allowance for Loan Losses)	(14,589)	(14,522)	(13,738)	(11,979)	(11,998)
Other Receivables	72,643	76,376	73,316	60,798	62,600
Foreign Exchange Portfolio	36,199	40,913	36,986	29,508	32,920
Tax Credits	16,935	16,931	16,948	15,271	15,130
Others	19,509	18,532	19,382	16,019	14,549
Others Assets	1,617	1,538	1,561	1,457	1,177
Permanent Assets	22,860	23,286	23,853	24,172	25,055
Investments	40	40	38	40	69
Fixed Assets	5,602	5,257	5,041	4,951	4,935
Intangibles	17,218	17,989	18,774	19,181	20,051
Goodwill	26,172	26,172	26,175	27,037	27,031
Intangible Assets	7,117	7,034	6,883	6,305	6,192
(Accumulated Amortization)	(16,072)	(15,216)	(14,284)	(14,161)	(13,172)
Total Assets	447,353	442,788	435,349	415,630	423,726

LIABILITIES (R$ Million)	Dec/12	Sep/12	Jun/12	Mar/12	Dec/11

Current Liabilities and Long Term Liabilities	380,420	376,173	368,730	348,759	357,389
Deposits	126,545	122,426	121,819	122,907	121,798
Demand Deposits	13,457	11,966	11,949	11,817	13,537
Savings Deposits	26,857	25,727	24,763	23,922	23,293
Interbank Deposits	3,392	2,990	3,056	2,953	2,870
Time Deposits	82,839	81,743	82,051	84,214	82,097
Money Market Funding	72,529	73,139	69,646	66,548	78,036
Own Portfolio	56,655	51,519	54,625	51,222	62,756
Third Parties	7,344	15,373	8,752	8,460	7,368
Free Portfolio	8,530	6,247	6,268	6,865	7,912
Funds from Acceptance and Issuance of Securities	56,294	51,622	51,630	47,406	39,933
Resources from Real Estate Credit Notes, Mortgage Notes, Credit
and Similar	39,742	37,800	38,931	36,807	30,450
Securities Issued Abroad	15,298	12,575	11,245	9,805	8,697
Others	1,253	1,247	1,454	793	787
Interbank Accounts	19	1,560	1,406	1,530	8
Interbranch Accounts	2,002	795	1,091	1,195	2,013
Borrowings	16,001	15,474	14,643	13,108	14,822
Domestic Onlendings -Official Institutions	9,385	9,395	9,772	10,063	10,222
National Economic and Social Development Bank (BNDES)	5,190	5,110	5,445	5,441	5,442
National Equipment Financing Authority (FINAME)	3,940	4,065	4,189	4,441	4,579
Other Institutions	255	220	137	181	200
Foreign Onlendings	41	45	396	499	1,077
Derivative Financial Instruments	5,205	5,284	5,464	3,805	4,683
Other Payables	92,401	96,434	92,864	81,699	84,799
Foreign Exchange Portfolio	36,399	40,920	36,781	29,761	32,794
Tax and Social Security	16,832	17,285	16,781	15,838	14,752
Subordinated Debts	11,919	11,696	11,454	11,199	10,908
Liabilities directly associated with non-current assets held for	-	-	-	-	-
Others	27,251	26,533	27,848	24,901	26,345
Deferred Income	222	219	218	202	207
Minority Interest	841	606	571	564	551
Equity	65,869	65,790	65,829	66,105	65,579
Total Liabilities	447,353	442,788	435,349	415,630	423,726
1. Accounting Balance Sheet not audited 2. Includes Repo 3. Includes provisions for pensions and contingencies. 4. Includes minority interest and adjustment to market value

SUMMARIZED MANAGERIAL FINANCIAL STATEMENT

Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

MANAGERIAL FINANCIAL STATEMENT¹ (R$ Million)	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11

NET INTEREST INCOME	7,813	8,111	8,379	8,077	7,378	7,148	6,761	6,791
Allowance for Loan Losses	(3,096)	(3,228)	(3,808)	(3,091)	(2,277)	(2,489)	(2,551)	(2,142)
NET INTEREST INCOME AFTER LOAN LOSSES	4,717	4,883	4,571	4,986	5,101	4,659	4,211	4,649
Fee and commission income	2,639	2,542	2,370	2,473	2,319	2,255	2,234	2,142
General Expenses	(4,127)	(4,007)	(3,826)	(3,860)	(3,908)	(3,575)	(3,470)	(3,477)
Personnel Expenses + Profit Sharing	(1,845)	(1,829)	(1,779)	(1,824)	(1,819)	(1,654)	(1,614)	(1,661)
Administrative Expenses²	(2,282)	(2,178)	(2,048)	(2,036)	(2,088)	(1,921)	(1,856)	(1,816)
Tax Expenses	(786)	(778)	(771)	(803)	(762)	(799)	(733)	(665)
Investments in Affiliates and Subsidiaries	(0)	0	0	0	3	(1)	1	1
Other Operating Income/Expenses³	(839)	(980)	(846)	(901)	(906)	(815)	(810)	(688)
OPERATING PROFIT	1,603	1,661	1,498	1,896	1,848	1,724	1,432	1,962
Non Operating Income	36	(2)	(8)	43	97	41	125	43
NET PROFIT BEFORE TAX	1,640	1,659	1,491	1,939	1,945	1,765	1,557	2,005
Income Tax	(1)	(122)	(8)	(143)	(271)	(108)	8	(160)
Minority Interest	(41)	(36)	(18)	(31)	(30)	(16)	(16)	(18)
NET PROFIT	1,598	1,501	1,464	1,766	1,643	1,641	1,549	1,827
1. Exclude s 100% of the goodwill amortization expense and the tax hedge effect, and considers the reclassification of credit recovery, as mentioned on page 27.
2. Administrative Expenses exclud e 100% of the goodwill amortization expense, from the acquisition of Banco Real.
3. Includes Net Income from Premiums, Pension Funds and Capitalization

FISCAL HEDGE (R$ Million)	4Q12	3Q12	2Q12	1Q12	4Q11	3Q11	2Q11	1Q11

Net Interest Income	(140)	(95)	(1,511)	309	(150)	(2,050)	356	198
Tax Expenses	3	(2)	152	(43)	(8)	220	(55)	(34)
Income Tax	137	98	1,359	(267)	158	1,831	(301)	(164)

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

ACCOUNTING AND MANAGERIAL RESULTS RECONCILIATION

To provide a better understanding of the results in BR GAAP, this report presents the Managerial Income Statement, which includes the adjustments made to the Accounting Income Statement. Note that these adjustments have no effect on net profit. All information, indicators and comments relating to the Income Statement in this report consider the managerial results, except where indicated otherwise.

ACCOUNTING AND MANAGERIAL	2012						2012
RESULTS RECONCILIATION			Reclassifications
		Tax Effect of	Credit	Amortization	Profit Sharing	Others[4]	Managerial
(R$ Million)	Accounting	Hedge¹	Recovery²	of goodwill³
NET INTEREST INCOME	32,563	(1,437)	1,769	-	-	(148)	32,380
Allowance for Loan Losses	(14,991)	-	(1,769)	-	-	-	(13,223)
NET INTEREST INCOME AFTER LOAN LOSSES	17,572	(1,437)	-	-	-	(148)	19,158
Fee and commission income	10,025	-	-	-	-	-	10,025
General Expenses	(18,477)	-	-	(3,637)	980	-	(15,821)
Personnel Expenses + Profit Sharing	(6,296)	-	-	-	980	-	(7,277)
Administrative Expenses	(12,181)	-	-	(3,637)	-	-	(8,544)
Tax Expenses	(3,028)	110	-	-	-	-	(3,138)
Investments in Affiliates and Subsidiaries	1	-	-	-	-	-	1
Other Operating Income/Expenses	(3,566)	-	-	-	-	-	(3,566)
OPERATING INCOME	2,527	(1,327)	-	(3,637)	980	(148)	6,659
Non Operating Income	218	-	-	-	-	148	70
NET PROFIT BEFORE TAX	2,745	(1,327)	-	(3,637)	980	-	6,729
Income Tax	1,053	1,327	-	-	-	-	(274)
Profit Sharing	(980)	-	-	-	(980)	-	-
Minority Interest	(126)	-	-	-	-	-	(126)
NET PROFIT	2,692	(0)	-	(3,637)	-	-	6,329

	2011						2011
ACCOUNTING AND MANAGERIAL			Reclassifications			Non-recurring
RESULTS RECONCILIATION						events[5]
		Tax Effect of	Credit	Amortization
(R$ Million)	Accounting	Hedge¹	Recovery²	of goodwill³	Profit Sharing		Managerial
NET INTEREST INCOME	28,496	(1,646)	2,064	-	-	-	28,078
Allowance for Loan Losses	(11,522)	-	(2,064)	-	-	-	(9,458)
NET INTEREST INCOME AFTER LOAN LOSSES	16,973	(1,646)	-	-	-	-	18,619
Fee and commission income	8,950	-	-	-	-	-	8,950
General Expenses	(16,276)	-	-	(3,104)	1,257	-	(14,430)
Personnel Expenses + Profit Sharing	(5,490)	-	-	-	1,257	-	(6,748)
Administrative Expenses	(10,786)	-	-	(3,104	-	-	(7,682)
Tax Expenses	(2,836)	123	-	-	-	-	(2,959)
Investments in Affiliates and Subsidiaries	4	-	-	-	-	-	4
Other Operating Income/Expenses	(3,868)	-	-	-	-	(649)	(3,219)
OPERATING INCOME	2,947	(1,524)	-	(3,104)	1,257	(649)	6,966
Non Operating Income	955	-	-	-	-	649	306
NET PROFIT BEFORE TAX	3,902	(1,524)	-	(3,104)	1,257	-	7,272
Income Tax	993	1,524	-	-	-	-	(531)
Profit Sharing	(1,257)	-	-	-	(1,257)	-	-
Minority Interest	(81)	-	-	-	-	-	(81)
NET PROFIT	3,557	(0)	-	(3,104)	-	-	6,661

ACCOUNTING AND MANAGERIAL	4Q12						4Q12
RESULTS RECONCILIATION			Reclassifications
		Tax Effect of	Credit	Amortization		Others[4]	Managerial
(R$ Million)	Accounting	Hedge¹	Recovery²	of goodwill³	Profit Sharing
NET INTEREST INCOME	8,029	(140)	505	-	-	(148)	7,813
Allowance for Loan Losses	(3,601)	-	(505)	-	-	-	(3,096)
NET INTEREST INCOME AFTER LOAN LOSSES	4,428	(140)	-	-	-	(148)	4,717
Fee and commission income	2,639	-	-	-	-	-	2,639
General Expenses	(4,843)	-	-	(909)	193	-	(4,127)
Personnel Expenses + Profit Sharing	(1,652)	-	-	-	193	-	(1,845)
Administrative Expenses	(3,191)	-	-	(909)	-	-	(2,282)
Tax Expenses	(783)	3	-	-	-	-	(786)
Investments in Affiliates and Subsidiaries	(0)	-	-	-	-	-	(0)
Other Operating Income/Expenses	(839)	-	-	-	-	-	(839)
OPERATING INCOME	602	(137)	-	(909)	193	(148)	1,603
Non Operating Income	185	-	-	-	-	148	36
NET PROFIT BEFORE TAX	787	(137)	-	(909)	193	-	1,640
Income Tax	136	137	-	-	-	-	(1)
Profit Sharing	(193)	-	-	-	(193)	-	-
Minority Interest	(41)	-	-	-	-	-	(41)
NET PROFIT	689	(0)	-	(909)	-	-	1,598

	3Q12						3Q12
ACCOUNTING AND MANAGERIAL			Reclassifications
RESULTS RECONCILIATION						Non-recurring
						events
	Accounting	Tax Effect of	Credit	Amortization	Profit Sharing		Managerial
(R$ Million)		Hedge¹	Recovery²	of goodwill³
NET INTEREST INCOME	8,395	(95)	380	-	-	-	8,111
Allowance for Loan Losses	(3,607)	-	(380)	-	-	-	(3,228)
NET INTEREST INCOME AFTER LOAN LOSSES	4,788	(95)	-	-	-	-	4,883
Fee and commission income	2,542	-	-	-	-	-	2,542
General Expenses	(4,703)	-	-	(909)	214	-	(4,007)
Personnel Expenses + Profit Sharing	(1,615)	-	-	-	214	-	(1,829)
Administrative Expenses	(3,087)	-	-	(909)	-	-	(2,178)
Tax Expenses	(780)	(2)	-	-	-	-	(778)
Investments in Affiliates and Subsidiaries	0	-	-	-	-	-	0
Other Operating Income/Expenses	(980)	-	-	-	-	-	(980)
OPERATING INCOME	868	(98)	-	(909)	214	-	1,661
Non Operating Income	(2)	-	-	-	-	-	(2)
NET PROFIT BEFORE TAX	866	(98)	-	(909)	214	-	1,659
Income Tax	(25)	98	-	-	-	-	(122)
Profit Sharing	(214)	-	-	-	(214)	-	-
Minority Interest	(36)	-	-	-	-	-	(36)
NET PROFIT	591	-	-	(909)	-	-	1,501

1. Fiscal Hedge: Under Brazilian income tax rules, gains (losses) resulting from the exchange rate variation on the foreign currency investments are not taxable (tax deductible). This tax treatment leads to foreign exchange rate exposure in the tax line. A hedge position was set up in order to immunize the net profit from the impact of the foreign exchange variation on the income tax and tax expenses lines.

2. Credit Recovery: Reclassified from lending operations to allowance for loan losses.

3. Amortization of goodwill: Reversal of goodwill amortization expenses related to Banco Real.

4. Others: Banco Santander recorded equity income gains of R$148.5 million referring to subsidiary that holds private equity investments and businesses related to banking supplementary services.

5. Significant non-recurring events in the period: The gains related to the sale of Santander Seguros S.A. (“Santander Seguros”) to Zurich Santander Insurance America, stood at R$ 649 million in 4Q11. This value is registered as “Non-operating (expenses) income”. Additionally, we increased the provisions for contingencies in the same amount, during the period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 31, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer